As filed with the Securities and Exchange Commission on July 6, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

First Solar, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock par value $0.001 per share

(Title of Class of Securities)

336433107

(CUSIP Number of Class of Securities of Underlying Common Stock)

I. Paul Kacir
Vice President, General Counsel and Corporate Secretary
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, AZ 85040
(602) 414-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John T. Gaffney, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,748,285	$851.87

*
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 2,142,751 shares of common stock of First Solar, Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $27,748,285 as of June 1, 2007, will be amended.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of June 1, 2007.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.  The filing fee was paid in connection with the filing of this Schedule TO on June 6, 2007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $851.87	Filing Party: First Solar, Inc.
	Form or Registration No.: Schedule TO	Date Filed: June 6, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

This is a final amendment to the Tender Offer Statement, or Schedule TO, filed with the Securities and Exchange Commission on June 6, 2007, in connection with First Solar, Inc.’s (the “Company”) offer (the “Offer”) to amend, at the election of the applicable option holder, certain portions (the “Eligible Portions”) of options to purchase Company common stock that (a) were granted under the Company’s 2003 Unit Option Plan between May 1, 2004 and October 1, 2005, (b) were held by Eligible Optionees as of the Expiration Time (each as defined in the Offer to Amend Eligible Outstanding Stock Options, dated June 5, 2007, including all schedules and annexes thereto (the “Offer Documents”)), (c) have vested or will vest on or after January 1, 2005 and (d) were still outstanding and unexercised on the Expiration Time (the “Eligible Options”) upon the terms and conditions set forth in the Offer Documents. The information in the Offer Documents is hereby expressly incorporated into this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m. MST, on Thursday, July 5, 2007. Pursuant to the Offer, we accepted for amendment Eligible Portions of Eligible Options to purchase 2,135,834 shares of common stock. We will send each Eligible Optionee who made an election to participate in the Offer a Confirmation of Amendment substantially in the form of Exhibit 99.(a)(1)(K), as filed with the Securities and Exchange Commission on June 6, 2007.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Outstanding Stock Options, dated June 5, 2007.
99.(a)(1)(B)*	Email Announcement of Offer.
99.(a)(1)(C)*	Election Form.
99.(a)(1)(D)*	Confirmation of Receipt of Election Form.
99.(a)(1)(E)*	Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	First Solar, Inc.’s Annual Report on Form 10-K for the year ended December 30, 2006, filed with the SEC on March 16, 2007, and incorporated herein by reference.
99.(a)(1)(H)	First Solar, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.
99.(a)(1)(I)*	Form of Addendum.
99.(a)(1)(J)*	Form of Reminder Notice.
99.(a)(1)(K)*	Form of Confirmation of Amendment.
99.(b)	Not applicable.
99.(d)(1)(A)	2003 Unit Option Plan, filed as Exhibit 4.14 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(B)	Form of 2003 Unit Option Plan Agreement, filed as Exhibit 4.15 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.

99.(d)(1)(C)	2006 Omnibus Incentive Compensation Plan, filed as Exhibit 10.10 to the Registration Statement on Form S-1/A, filed with the SEC on October 25, 2006, and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on June 6, 2007 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2007

FIRST SOLAR, INC.

By:	/s/ I. Paul Kacir
I. Paul Kacir
Vice President, General Counsel and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Outstanding Stock Options, dated June 5, 2007.
99.(a)(1)(B)*	Email Announcement of Offer.
99.(a)(1)(C)*	Election Form.
99.(a)(1)(D)*	Confirmation of Receipt of Election Form.
99.(a)(1)(E)*	Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	First Solar, Inc.’s Annual Report on Form 10-K for the year ended December 30, 2006, filed with the SEC on March 16, 2007, and incorporated herein by reference.
99.(a)(1)(H)	First Solar, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.
99.(a)(1)(I)*	Form of Addendum.
99.(a)(1)(J)*	Form of Reminder Notice.
99.(a)(1)(K)*	Form of Confirmation of Amendment.
99.(b)	Not applicable.
99.(d)(1)(A)	2003 Unit Option Plan, filed as Exhibit 4.14 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(B)	Form of 2003 Unit Option Plan Agreement, filed as Exhibit 4.15 to the Registration Statement on Form S-1/A, filed with the SEC on September 18, 2006, and incorporated herein by reference.
99.(d)(1)(C)	2006 Omnibus Incentive Compensation Plan, filed as Exhibit 10.10 to the Registration Statement on Form S-1/A, filed with the SEC on October 25, 2006, and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on June 6, 2007 and incorporated herein by reference.